UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated July 16, 2008; and

2.               Press release issued by ABB Ltd dated July 17, 2008.

Press Release

For your business and technology editors

ABB to acquire Kuhlman Electric Corporation from The Carlyle Group

Acquisition will broaden and complement ABB’s power products offering

Zurich, Switzerland, July 16, 2008 — ABB, the global power and automation technology group, has signed an agreement to acquire U.S. transformer company Kuhlman Electric Corporation for an undisclosed amount from global private equity firm The Carlyle Group to expand its power products portfolio in the Americas. Kuhlman Electric manufactures a wide range of high-quality transformers for the industrial and electric utility sectors.

Kuhlman Electric has demonstrated a track record of profitable growth with double-digit annual sales growth over the past five years. In 2007, the company had revenues of around $250 million. The business is well positioned to benefit from the investments required to modernize and expand the U.S. utility infrastructure and to increase industrial efficiency and reliability.

Kuhlman Electric has a strong reputation for innovative products and solid, long-term customer relationships. The company is headquartered in Versailles, Kentucky and employs approximately 800 people.

Michel Demaré, ABB’s Chief Executive Officer and Chief Financial Officer stated: “This transaction is the first milestone of our acquisition strategy, which is focused on finding bolt-on acquisitions that selectively complement both our product range and geographical presence. The addition of Kuhlman Electric’s business into our power products portfolio will allow us to further capture opportunities for profitable growth. At the same time, our customers will benefit from our broader offering.”

ABB plans to integrate Kuhlman Electric’s operations into its Power Products business in North America.

Bernhard Jucker, head of ABB’s Power Products division, said: “Kuhlman Electric’s high-quality products and experience complement ABB’s offering in North America, and the company will benefit from ABB’s long-established global infrastructure and our network of professionals within the power industry.”

Glenn A. Youngkin, managing director of The Carlyle Group, said: “Kuhlman Electric has been an excellent long-term investment for Carlyle. ABB is well positioned to further develop Kuhlman Electric’s activities and operations and take the company to the next level of excellence.”

The acquisition is subject to customary regulatory approvals. ABB expects the transaction to close in the next few months.

The Carlyle Group is a global private equity firm with $82.7 billion of assets under management committed to 60 funds as of March 31, 2008. Carlyle invests in buyouts, venture & growth capital, real estate and leveraged finance in Africa, Asia, Australia, Europe, North America and South America focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, financial services, healthcare, industrial, infrastructure, technology & business services and telecommunications & media. www.carlyle.com

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs more than 110,000 people.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

Press Release

For your business and technology editors

ABB appoints Joseph Hogan as new CEO

Zurich, Switzerland, July 17, 2008 — The Board of Directors of ABB Ltd. announced today that Joseph M. Hogan has been appointed as Chief Executive Officer of the ABB Group. Hogan is currently CEO of GE Healthcare, the global leader in medical diagnostic technology and biosciences, and is a member of the GE Senior Executive Council. He will join ABB on September 1, 2008.

Michel Demaré, ABB’s Chief Financial Officer, who has held the CEO position on an ad-interim basis since February 13, 2008, will continue to serve as ABB’s CFO.

“Following our extensive search over the past months, the Board of Directors is very pleased with Joseph’s decision to take on this exciting role. His proven international track record as a highly successful leader at one of the world’s most respected technology companies will be a great contribution to the Company as we continue to focus the organization on excellence in everything we do”, said Hubertus von Gruenberg, ABB’s Chairman.

“The Board and I would also like to thank Michel Demaré for his many contributions to ABB in this transitional period. We are very pleased with the direction of the Company under Demaré’s guidance”, von Gruenberg said.

“I am honored to become ABB’s CEO”, Hogan said. “I am deeply committed to ABB’s drive to increase energy efficiency and industrial productivity for its customers. I look forward to leading the Company to the next stage of its development and success together with the team at ABB”.

Hogan has a long and distinguished career at GE, spanning 23 years and a wide range of challenging positions. He led GE Medical Systems and then GE Healthcare from November 2000, during which time he grew the business by $11 billion. Prior to this, he served as President and CEO of GE Fanuc Automation North America, Inc., a global supplier of industrial controls systems and a joint venture between GE and FANUC of Japan. Previously, he held a number of key positions in sales, marketing and product development at GE Plastics. Hogan holds a Bachelor of Science degree in Business Administration from Geneva College and an MBA from Robert Morris University, both in the U.S.

Joseph Hogan is 51 and holds U.S. citizenship.

Von Gruenberg and Hogan will host a telephone conference for journalists, analysts and investors at 10:00 CET. Callers should dial +41 91 610 56 00. They are requested to dial in ten minutes before the conference starts.

The audio playback of the call will start one hour after the end of the call and be available for one week. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is  15395, followed by the # key.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs more than 110,000 people.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 17, 2008	By:	/s/ Diane de Saint Victor
	Name:	Diane de Saint Victor
	Title:	Group Executive Vice President and General Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel